February 3, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Soluna Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-282559)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:05 p.m. Eastern Time on February 5, 2025, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff.

Please call Daniel Forman of Lowenstein Sandler LLP at (212) 419-5904 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

SOLUNA HOLDINGS, INC.

By:	/s/ John Belizaire
Name:	John Belizaire
Title:	Chief Executive Officer